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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5

                          The Sports Club Company, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    84917P10

                                 (CUSIP Number)

                            Lois Barberio, Secretary
                          The Sports Club Company, Inc.
                     11100 Santa Monica Boulevard, Suite 300
                              Los Angeles, CA 90025
                                 (310) 479-5200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       1
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     (1)  Name of  Filing  Person
            S.S.  or I.R.S.  Identification  No. of Above Person

            Rex A. Licklider

     (2)  Check the  Appropriate  Box if a Member of a Group
          (See  Instructions)                                        (A)    / /
                                                                     (B)    / /
     (3) SEC Use Only

     (4)  Source of Funds (See Instructions)

             PF.

     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                      / /


     (6)  Citizenship or Place of Organization

             U.S.

                               (7)      Sole Voting Power
                                        115,000

      Number of Shares         (8)      Shared Voting Power
      Beneficially Owned                3,344,809
      by Each Reporting
      Person With              (9)      Sole Dispositive Power
                                        115,000

                               (10)     Shared Dispositive Power
                                         3,344,809

     (11) Aggregate Amount Beneficially Owned by Each Filing Person
            3,459,809

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                     / /

     (13) Percent of Class Represented by Amount in Row (11)
            17.06%(1)

     (14) Type of Filing Person (See Instructions)
            IN
     --------
     (1) Based on (a) 18,977,638 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 19, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; (b) option granted by Issuer to Filing Person to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) the Issuer's issuance of 2,000 shares of Series C Convertible Preferred Stock to Filing Persons on September 6, 2003, which shares are presently convertible into 692,730 shares of the Issuer's Common Stock; and (d) the Issuer's issuance of 10,000 shares of Series D Convertible Preferred Stock to Filing Persons on March 12, 2004, which shares are presently convertible into 500,000 shares of the Issuer's Common Stock.


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     (1)  Name of Filing Person
            S.S. or I.R.S. Identification No. of Above Person

            Judith Ann Deemer

     (2)  Check the  Appropriate  Box if a Member of a Group (See  Instructions)
                                                                        (A) / /
                                                                        (B) /X/
     (3)  SEC Use Only

     (4)  Source of Funds (See Instructions)

            PF.

     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                      / /

     (6)  Citizenship or Place of Organization

            U.S.

                               (7)      Sole Voting Power
                                        0

     Number of Shares          (8)      Shared Voting Power
     Beneficially Owned                  3,344,809
     by Each Reporting
     Person With               (9)      Sole Dispositive Power
                                        0

                               (10)     Shared Dispositive Power
                                         3,344,809

     (11) Aggregate Amount Beneficially Owned by Each Filing Person
            3,459,809

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                     / /

     (13) Percent of Class Represented by Amount in Row (11)
            17.06%(1)

     (14) Type of Filing Person (See Instructions)
            IN
--------
     (1) Based on (a) 18,977,638 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 19, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; (b) option granted by Issuer to Filing Person to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) the Issuer's issuance of 2,000 shares of Series C Convertible Preferred Stock to Filing Persons on September 6, 2003, which shares are presently convertible into 692,730 shares of the Issuer's Common Stock; and (d) the Issuer's issuance of 10,000 shares of Series D Convertible Preferred Stock to Filing Persons on March 12, 2004, which shares are presently convertible into 500,000 shares of the Issuer's Common Stock.


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     (1)  Name of Filing Person
            S.S. or I.R.S. Identification No. of Above Person

            The Licklider Living Trust dated May 2, 1986, as amended and restated as of April 26, 1994

     (2)  Check the  Appropriate  Box if a Member of a Group (See  Instructions)
                                                                        (A) / /
                                                                        (B) /X/
     (3)  SEC Use Only

     (4)  Source of Funds (See Instructions)

            PF.

     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              / /

     (6)  Citizenship or Place of Organization

            U.S.

                               (7)      Sole Voting Power
                                        0

      Number of Shares         (8)      Shared Voting Power
      Beneficially Owned                3,344,809
      by Each Reporting
      Person With              (9)      Sole Dispositive Power
                                        0

                               (10)     Shared Dispositive Power
                                        3,344,809

     (11) Aggregate Amount Beneficially Owned by Each Filing Person
            3,459,809

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                     / /

     (13) Percent of Class Represented by Amount in Row (11)
            17.06%(1)

     (14) Type of Filing Person (See Instructions)
            IN
 --------
     (1) Based on (a) 18,977,638 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 19, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004; (b) option granted by Issuer to Filing Person to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) the Issuer's issuance of 2,000 shares of Series C Convertible Preferred Stock to Filing Persons on September 6, 2003, which shares are presently convertible into 692,730 shares of the Issuer's Common Stock; and (d) the Issuer's issuance of 10,000 shares of Series D Convertible Preferred Stock to Filing Persons on March 12, 2004, which shares are presently convertible into 500,000 shares of the Issuer's Common Stock.


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                  The Schedule 13D filed with the Securities and Exchange
             Commission (the "Commission") on December 5, 1994, as amended to date, is hereby further amended as follows.

             Item 1.       Security and Issuer

                  No amendments or supplements.

             Item 2.       Identity and Background

                  (a) This Statement is being filed by Rex A. Licklider, Judith
             Ann Deemer ("Mrs. Licklider"), and The Licklider Living Trust dated May 2, 1986, as amended and restated April 26, 1994(the "Living Trust") (collectively the "Filing Persons").

                  (b) The Filing Persons' business address is 11100 Santa Monica
             Blvd., Suite 300, Los Angeles, California 90025.

                  (c) Mr. Licklider currently serves as Chief Executive Officer of The Sports Club Company at its principal executive offices. Ms. Deemer is the spouse of Mr. Licklider and together they serve as co-trustees of the Living Trust, a trust for the benefit of Mr. and Mrs. Licklider. Under the Living Trust, each of Mr. Licklider and Mrs. Licklider has equal authority to vote or dispose of all shares held by the Living Trust.

                  (d) The Filing Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Filing Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. and Mrs. Licklider are citizens of the United States of America; the Living Trust is organized under the laws of the State of California.

             Item 3.       Source and Amount of Funds or Other Consideration

                  The following information amends and supplements Item 3:

                  Mr. Licklider was granted a stock option on May 20, 2001 to purchase 115,000 shares of Common Stock of the Issuer, all of which will be exercisable within sixty days.

                  As of the date hereof, the Filing Persons were issued the
             following shares as compensation for their guarantee of certain loans to the Issuer:

                           Date                               Number of Shares
                           ----                               ----------------
                           May 20, 2004                              80,269
                           November 15, 2004                         96,947


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             Item 4.       Purpose of Transaction

                  The following information amends and supplements Item 4.

                  On February 8, 2005, Issuer and Millennium Development
             Partners VIII LLC ("Millennium") entered into a non-binding letter of intent (the "LOI") under which Millennium, or an affiliate, would acquire six of Issuer's nine sports and fitness complexes. The Clubs to be sold include Issuer's three Clubs in New York City (Reebok-Sports Club/NY, The Sports Club/LA - Rockefeller Center and The Sports Club/LA - Upper East Side) and single Clubs in each of Boston, Massachusetts, Washington, D.C. and San Francisco, California. In addition, Issuer will assign the management agreement for its Club in Miami, Florida to Millennium, or one of its affiliates.

                  The LOI further contemplates that Filing Persons, together with certain of the Issuer's other stockholders (the "LOI Parties") (collectively, Filing Persons and LOI Parties are referred to as the "Principal Stockholders") would contribute to a newly formed corporation ("NewCo") all shares of Common and/or preferred stock beneficially owned by the Principal Stockholders in exchange for common and/or preferred stock of NewCo. NewCo would then be merged with and into Issuer, with each public stockholder (other than the Principal Stockholders) receiving $2.00 per share for each share of Common Stock of Issuer held by them. Upon consummation of the described transactions Issuer would continue as the surviving corporation.

                  The LOI is non-binding and the transactions contemplated
             thereby are subject to a number of conditions, including satisfactory completion of due diligence investigations by certain of the LOI Parties, the negotiation and execution of definitive agreements, the receipt of Issuer's fairness opinion with respect to certain of the transactions contemplated by the LOI, the approval of the transactions contemplated by the LOI by Issuer's Board of Directors and stockholders, and the receipt of consents to the transfer of certain leases.

                  Except as set forth in this Item 4, the Filing Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
             Schedule 13D.

             Item 5.       Interest in Securities of the Issuer

                  The following information amends and restates Item 5.

                  (a) As of the date of this Amendment No. 5 to Schedule 13D, the Filing Persons beneficially own 3,459,809 shares (which number does not include the shares of Common Stock beneficially owned by the LOI Parties, which shares the Filing Persons expressly disclaim beneficial ownership of), or 17.06% of the Common Stock.

                  (b) 3,344,809 shares of the Common Stock of Issuer are held in the name of the Living Trust. Mr. and Mrs. Licklider serve as co-trustees of the Living Trust and thus have equal authority to vote or dispose of shares. The Filing Persons therefore have shared voting and dispositive power over all shares held by the Living Trust. 115,000 shares are subject to stock options granted to Mr. Licklider.

                  (c) See Item 3.

                  (d) Not applicable.

                  (e) Not applicable.

           Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The following information amends and supplements Item 6.

                  On June 12, 2003, the Issuer replaced its credit facility with
             Comerica Bank - California with a new $20.0 million promissory note payable to Orange County's Credit Union. The note is guaranteed by Rex A. Licklider and D. Michael Talla. Pursuant to an Indemnification and Guaranty Agreement dated as of December 1, 2003, by and among the Issuer, Irvine Sports Club, Inc. (a wholly owned subsidiary of Issuer), Rex A. Licklider and D. Michael Talla with respect to the note, the Issuer agreed to pay Messrs. Licklider and Talla in consideration of their provision of such guaranty a fee equal to three percent (3%) of their pro rata portion of the average outstanding principal balance of the loan for each defined three-month period. Such fees may be paid by the Issuer in cash or Common Stock. Since January 2004, the Filing Persons have received in the aggregate 205,725 shares of Common Stock in payment of the guaranty fees due through the third quarter of 2004. Additional shares of Common Stock may be issued to the Filing Persons pursuant to the terms of this agreement.

                  Other than the Indemnity and Guaranty Agreement, the Series C
             Preferred Stock Purchase Agreement and the Investors' Rights Agreement entered into in connection with the prior reported purchase of the Issuer's Series C Convertible Preferred Stock, the Letter Agreement joined by Mr. Licklider in connection with the purchase by Millennium of the Issuer's Common Stock, the Series D Preferred Stock Purchase Agreement and the Series D Investors' Rights Agreement entered into in connection with the prior reported purchase of the Issuer's Series D Convertible Preferred Stock, the Filing Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

             Item 7.       Material to Be Filed as Exhibits

                  Exhibit A         Agreement regarding the Joint Filing of
                                    Schedule 13D.*

                  Exhibit B         Certificate of Designation of Series C
                                    Convertible Preferred Stock of The Sports
                                    Club Company, Inc., incorporated by
                                    reference to Exhibit 99.1 to the Issuer's
                                    Current Report on Form 8-K filed with the Commission on September 9, 2002.

                  Exhibit C         Preferred Stock Purchase Agreement entered
                                    into as of September 6, 2002 by and among The Sports Club Company, Inc., MDP Ventures
                                    II LLC, Rex A. Licklider as Trustee of the
                                    Licklider Living Trust and D. Michael Talla,
                                    Trustee of the Talla Family Irrevocable
                                    Trust, incorporated herein by reference to
                                    Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

                  Exhibit D         Investors' Rights Agreement entered into
                                    as of September 6, 2002 by and among The
                                    Sports Club Company, Inc., MDP Ventures II
                                    LLC, Rex A. Licklider as Trustee of the
                                    Licklider Living Trust, and D. Michael
                                    Talla, Trustee of the Talla Family
                                    Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's
                                    Current Report on Form 8-K filed with the Commission on September 9, 2002.

--------------------------------
*       Previously filed.

                  Exhibit E         Indemnity and Guaranty Agreement entered
                                    into as of December 1, 2003 by and among The
                                    Sports Club Company, Inc., and Irvine Sports
                                    Club, Inc. for the benefit of Rex A.
                                    Licklider and D. Michael Talla *

                  Exhibit F         Letter Agreement between Millennium
                                    Entertainment Partners, L.P., and The Sports
                                    Club Company, Inc. joined in by D. Michael
                                    Talla and Rex A. Licklider, dated as of March 13, 1997, incorporated herein by reference to Exhibit 10.92 to the Issuer's
                                    Annual Report on Form 10-K filed with the Commission on March 31, 1997.

                  Exhibit G         Certificate of Designation of Series D
                                    Convertible Preferred Stock of The Sports
                                    Club Company, Inc., incorporated by
                                    reference to Exhibit 99.3 to the Issuer's
                                    Current Report on Form 8-K filed with the Commission on March 18, 2004.

                  Exhibit H         Investors' Rights Agreement entered into
                                    as of March 12, 2004 by and among The Sports
                                    Club Company, Inc., MDP Ventures II LLC, Rex
                                    A. Licklider as Trustee of the Licklider
                                    Living Trust, ARBCO Associates, L.P., Kayne
                                    Anderson Non-Traditional Investments, L.P.
                                    and Kayne Anderson Select Investments A,
                                    L.P., incorporated herein by reference to
                                    Exhibit 99.4 to the Issuer's Current Report on Form 8-K filed with the Commission on March 18, 2004.

                  Exhibit I Preferred Stock Purchase Agreement entered into as of March 12, 2004 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust, ARBCO Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.5 to the Issuer's Current Report on Form 8-K filed with the Commission on March 18, 2004.



                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



             Dated:  February 25, 2005         /s/ Rex A. Licklider
                                               ---------------------------------
                                                        Rex A. Licklider


             Dated:  February 25, 2005         /s/  Judith Ann Deemer
                                               ---------------------------------
                                                        Judith Ann Deemer


             Dated:  February 25, 2005         /s/  Rex A. Licklider
                                               ---------------------------------
                                                        Licklider Living Trust
                                                        By:  Rex A. Licklider